T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

May 5, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC
Amendment No. 2 to Offering Statement on Form 1-A Filed May 5, 2016 File No. 024-10510

Dear Ms. McManus:

On behalf of GK Investment Holdings, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated March 11, 2016 (the "Comment Letter") to the Issuer's Amendment No. 1 to its Offering Statement on Form 1-A filed on February 18, 2016 ("Amendment No. 1") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 2 to the Offering Statement on Form 1-A ("Amendment No. 2") containing changes made in response to the Staff's comments and for the purpose of updating and revising certain information in Amendment No. 1. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff's ease of review, we have also provided two clean copies of Amendment No. 2, and two copies to show changes against Amendment No. 1. All page references in the responses are to pages of the clean copy of Amendment No. 2.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 5, 2016

Commission's Comment 1. We note your disclosure on page 46 concerning the December 23, 2015 consent order censuring GK Development, Inc. and Mr. Kholamian. Please provide us with your analysis explaining why the consent order does not constitute a disqualifying event under Rule 262 of Regulation A.

Issuer's Response:

The consent order referenced in the disclosure on page 50 of Amendment No. 2 was signed by the Secretary of State of Illinois on December 23, 2015 (the "Consent Order") as a result of a settlement between GK Development, Inc. and Mr. Kholamian on the one hand and the Secretary of State of Illinois Securities Department (the "Department") on the other related to alleged violations of Section 12.A of the Illinois Securities Act (the "ISA") which provides that it is a violation of the ISA for any person "to offer or sell any security except in accordance with the provisions of the [ISA]." The Consent Order references no other alleged statutory violation.

The Issuer believes that the only provision of Rule 262(a) potentially applicable to this set of facts is Rule 262(a)(3) relating to, among other items, final orders of state securities commissions. The Consent Order does not bar GK Development or Mr. Kholamian from any of the actions set forth in Rule 262(a)(3)(i). Further, the Issuer does not believe that Section 12.A of the ISA constitutes a "law or regulation that prohibits fraudulent, manipulative, or deceptive conduct," as would be required for the Consent Order to result in disqualification pursuant to Rule 262(a)(3)(ii) because Section 12.A makes no reference to fraud, manipulation or deceipt. However, as a result of the vague wording of Section 12.A, GK Development and Mr. Kholamian further requested that the language quoted below be included in the Consent Order, which the Secretary of State of Illinois did:

"THIS CONSENT ORDER IS NOT INTENDED TO TRIGGER OR OTHERWISE RESULT IN A DISQUALIFICATION FROM THE USAGE OF REGULATION A OR REGULATION D PROMULGATED PURSUANT TO THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, UNDER EITHER RULE 262(a) OF REGULATION A OR RULE 506(d)(1) OF THE ACT."

Paragraph (3) of Rule 262(b) provides that the disqualification provisions of Rule 262(a) shall not apply:

"(3) If, before the filing of the offering statement, the court or regulatory authority that entered the relevant order, judgment or decree advises in writing (whether contained in the relevant judgment, order or decree or separately to the Commission or its staff) that disqualification under paragraph (a) of this section should not arise as a consequence of such order, judgment or decree;"

Because the quoted language from the Consent Order referenced above specifically indicates that the Secretary of State of Illinois, as the regulatory authority entering the Consent Order, did not intend the Consent Order to trigger or otherwise result in disqualification from the usage of Regulation A under Rule 262(a), the Issuer believes that the requirements of Rule 262(b)(3) have been met and that the disqualification should not result because of the Consent Order.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 5, 2016

Commission's Comment 2. We note your response to comment 1. Please revise to clarify whether the appraisal was completed by an independent third party.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on pages 5, 40, 46 and 54.

Commission's Comment 3. We note your response to comment 3. Please revise to include a footnote to the table disclosing the amount of expenses of the offering borne by the issuer, including the promotional fee, as contemplated by Instruction 6 to Item 1(e) of Form 1-A. Please also balance the table by including a line to demonstrate the total minimum amount of proceeds to the issuer.

Issuer's Response:

(a) In response to the Staff's comment regarding expenses of the offering borne by the issuer, please see footnote 2 on the Cover Page.

(b) In response to the Staff's comment regarding including the total minimum amount of proceeds to the Issuer, as discussed below, the Issuer believes it will be able to successfully implement its business plan regardless of the raise amount. As a result, the Issuer is opting not to have a minimum, and the information requested in the Staff's comment is contained in the "Per Bond" line.

Commission's Comment 4. We note your response to comment 4. Please revise to include a risk factor regarding the potential difficulty of removing the manager.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 12.

Commission's Comment 5. We note your response to comment 5. The revised risk factor highlights that your manager, GK Development, which is controlled by Mr. Garo Kholamian, will be able to exert significant control over your operations. Please also tell us what consideration you gave to including a risk factor highlighting the risks arising from the lack of a board at the issuer level. In this regard, we note your disclosure on page 48 that "the Company does not have its own separate directors or executive officers."

Issuer's Response: In response to the Staff's comment, please see the revised risk factor on page 12.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 5, 2016

Commission's Comment 6. We note your revised disclosure in response to comment 10. Please further revise to reflect the no minimum nature of the offering. For example, clarify the extent to which you require a threshold investment in order to implement your business plan and purchase one or more investment properties. Since there is no minimum offering amount, please explain how the company will proceed if it sells only a small amount of the Bonds offered and is unable to acquire an investment property. Please also explain if the company will be able to satisfy cash requirements in this scenario or whether it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Instruction 3(c) to Item 9 of Form 1-A.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 29. The Issuer proposes to use funds raised in this offering to pay down existing indebtedness and acquire properties using mezzanine debt if it does not raise sufficient funds through this offering to acquire properties with the more conventional financing structure of mortgage debt and equity.

Commission's Comment 7. On page 45 you state that you may remove the trustee upon the occurrence of contingencies relating to the insolvency of the trustee "or the trustee's ineligibility to serve as trustee under the Trust Indenture Act of 1939." This reference to the trustee's eligibility to serve under the Trust Indenture Act may be confusing given that you intend to rely on an exemption from the Trust Indenture Act and it appears that you will not qualify the trustee. Please revise to clarify that you will offer the bonds pursuant to an exemption and as such, investors will not receive the benefits and protections of the Trust Indenture Act.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 28 under the subheading "Resignation or Removal of the Trustee."

Commission's Comment 8. We note your response to comment 19. It is unclear how GK Preferred Income II paid cash distributions from sales and refinancing since this table also shows that the company generated no cash from sales and refinancing. Please revise to reconcile this disclosure or advise.

Issuer's Response: In response to the Staff's comment, page A-9 of the disclosure does not show any cash distributions to investors from sale and refinancing.

Commission's Comment 9. Please revise to provide a binding obligation opinion on the Bonds. As drafted, the opinion covers "Certificates" whereas you define the securities offered as "Bonds." We also note the assumption that "such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties." This assumption appears to be overly broad. For example, it appears that you assume the issuer has taken all actions necessary to authorize the issuance of the Bonds. Please revise or provide your analysis as to why this assumption is appropriate and necessary.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

May 5, 2016

Issuer's Response: In response to the Staff's comment, please see the revised opinion attached to this letter.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff's comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff's timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:	Michael C. Sher (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

Enclosures

GK Investment Holdings, LLC

Page1 of 2

_____________, 2016

GK Investment Holdings, LLC

257 East Main Street, Suite 200

Barrington, IL 60010

RE: GK Investment Holdings, LLC – 7% Unsecured Bonds

Ladies and Gentlemen:

We have acted as counsel to you in connection with the preparation and filing by you of an Offering Statement on Form 1-A (File No. 024-10510) (as amended, the "Offering Statement") under the Securities Act of 1933, as amended (the "Act") and Regulation A promulgated thereunder, with respect to the qualification of $50,000,000 of 7% Unsecured Bonds (the "Bonds") of GK Investment Holdings, LLC (the "Company").

This opinion letter is being delivered in accordance with the requirements of Item 17 of Form 1-A under the Securities Act.

In rendering the opinions expressed below, we have acted as counsel for the Company and have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of (i) the Offering Statement, (ii) the Indenture between the Company, as obligor and UMB Bank as trustee (the "Trustee") filed as Exhibit 3(a) to the Offering Statement, (iii) the form of the Bonds, (iv) the preliminary offering circular contained within the Offering Statement, and (iv) such other documents and records of the Company, certificates of public officials and representatives of the Company, resolutions and forms of resolutions and other documents and have examined such questions of law and have satisfied ourselves as to such matters of fact, as we have deemed necessary or appropriate as a basis for the opinions set forth herein. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, and the legal capacity of all natural persons. We have also assumed the conformity with the original documents of any copies thereof submitted to us for our examination and the authenticity of the originals of such documents.As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Bonds are duly and validly authorized for issuance and, upon the due execution, authentication and issuance of the Bonds as contemplated by the Indenture, the Offering Statement and the offering circular contained therein, and upon payment and delivery of the Bonds as contemplated by the Offering Statement, the Bonds will be: (i) validly issued, fully paid and non-assessable; and (ii) valid and binding obligations of the Company.

The foregoing opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (ii) general principles of equity (whether considered in a proceeding in equity or at law); and (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of, or contribution to, a party with respect to a liability where such indemnification or contribution is contrary to public policy. We express no opinion concerning the enforceability of any waiver of rights or defenses with respect to stay, extension or usury laws, and we express no opinion with respect to whether acceleration of the Bonds may affect the collectability of any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

GK Investment Holdings, LLC

We assume for purposes of this opinion that the Company will remain duly organized, validly existing and in good standing under Delaware law.

To the extent that the obligations of the Company under an Indenture may be dependent thereon, we assume for purposes of this opinion that such Indenture has been duly executed and delivered by the Company; that the Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that the Trustee is duly qualified to engage in the activities contemplated by the Indenture; that the Indenture has been duly authorized, executed and delivered by the Trustee and constitutes a legally valid, binding and enforceable obligation of the Trustee, enforceable against the Trustee in accordance with its terms; that the Trustee is in compliance, generally and with respect to acting as Trustee under the Indenture, with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.

We consent to the use of this opinion as an exhibit to the Offering Statement and to the reference to our name under the heading "LEGAL MATTERS" in the Offering Statement.

Very truly yours,

Kaplan Voekler Cunningham & Frank, PLC